SEC File No. 82-34725



AGRICORE UNITED RESPONDS TO SASKATCHEWAN WHEAT POOL ANNOUNCEMENT

WINNIPEG, MANITOBA – (November 7, 2006) – Agricore United (TSX:AU) has been informed through the issuance today of a news release by Saskatchewan Wheat Pool Inc. that Saskatchewan Wheat Pool intends to make unsolicited offers to purchase all of Agricore's outstanding Limited Voting Common Shares, Convertible Unsecured Subordinated Debentures (excluding debentures held by U.S. residents) and Series A Convertible Preferred Shares.

Agricore United's Board of Directors will be meeting to consider the unsolicited proposal and will respond in due course. In the meantime, Agricore United will not comment on the offers and will not speculate as to any future course of action it might take. Security holders are urged not to tender their securities pending completion of this review and recommendation from the Board.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

\- 30 -

For further information, contact:

Radean Carter
Communications Coordinator
(204) 944-2238
rcarter@agricoreunited.com


06018374